Filed Pursuant to Rule 425

Filing Person: SmartFinancial, Inc.

Subject Company: Capstone Bancshares, Inc.

Commission File No. 001-37661

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•	Copy of letter sent to shareholders of Capstone Bancshares, Inc. on June 2, 2017.

Dear Capstone Shareholder,

I have the great pleasure of announcing an exciting partnership; effective May 22nd, Capstone Bancshares, Inc., parent company of Capstone Bank, entered into a Definitive Agreement with SmartFinancial, Inc., parent company of SmartBank, to merge holding companies. The merger will create a nearly $1.6 billion entity under the SmartFinancial name. SmartFinancial, Inc. stock is traded on the NASDAQ Capital Market. Completion of the merger is subject to several conditions, including approval by our shareholders and bank regulators. In the coming months, you will receive more information on the proposed merger; in the meantime, I have enclosed a press release, which explains some of the details of the transaction.

SmartFinancial, Inc. is a single-bank holding company based in Knoxville, TN that operates SmartBank, a full-service commercial bank founded in 2007, with 14 branches and two loan production offices spanning East Tennessee and the Florida Panhandle. Recruiting the best people, delivering exceptional client service, strategic branching and a conservative and disciplined approach to lending have all given rise to SmartBank’s success. More information about SmartBank can be found online at www.smartbank.com.

Throughout this process, SmartBank has exceeded our expectations and already embodies our philosophy of providing exceptional quality products, services and value to our clients. We are confident that our new affiliation will serve us well thanks to our strong alignment of culture and core values.

Robert Kuhn, President and CEO added, “This transaction enhances Capstone’s ability to provide the very best banking options to all our customers. Our customers will see the same associates and officers they are accustomed to banking with on a daily basis, only better equipped to take care of their business.”

We realize you may have questions related to this new partnership. We intend to communicate with you about any new developments related to this merger and will be posting relevant updates on both banks’ websites: www.capstonebankal.com and www.smartbank.com.

As always, we appreciate your investment in Capstone Bank and its future, we hope you will join us in celebrating this major milestone.

Sincerely,

Steven B. Tucker

Chairman

Important Information for Investors and Shareholders

In connection with the proposed merger, SmartFinancial, Inc. (“SmartFinancial”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Capstone Bancshares, Inc. (“Capstone”) and SmartFinancial. A definitive joint proxy statement/prospectus will be mailed to shareholders of both SmartFinancial and Capstone. Shareholders of SmartFinancial and Capstone are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Shareholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SmartFinancial through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SmartFinancial will also be available free of charge on SmartFinancial’s website at www.smartbank.com or by contacting SmartFinancial’s Investor Relations Department at 423.385.3009.

SmartFinancial and Capstone, their directors and executive officers, and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2017 annual shareholders meeting. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statement Disclosure

This communication contains forward-looking statements. SmartFinancial cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: the businesses of Capstone and SmartFinancial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and revenue synergies from the proposed transaction may not be fully realized within the expected timeframes or at all; disruption from the proposed transaction may make it difficult to maintain relationships with clients or employees; the required governmental approvals for the proposed transaction may not be obtained on the proposed terms and schedules or at all; Capstone’s shareholders and/or SmartFinancial’s shareholders may not approve the proposed transaction; changes in prevailing economic and political conditions, particularly in our market areas, including the areas served by Capstone; credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, and competition; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services and other factors that may be described in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the SEC from time to time. The forward-looking statements are made as of the date of this communication, and, except as may be required by applicable law or regulation, SmartFinancial assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.